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                        [WASSERSTEIN PERELLA & CO LOGO]

                                                                    EXHIBIT 99.8

                                          December 11, 1998

Board of Directors
Cellular Communications International, Inc.
110 East 59th Street
New York, NY 10019

Gentlemen:

    You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (the "Shares"), of Cellular Communications International, Inc. (the "the Company") of the consideration to be received by such holders (other than Purchaser, such term as defined herein, and its affiliates) pursuant to the terms of the Agreement and Plan of Merger, dated as of December 11, 1998 (the "Merger Agreement"), among the Company and Kensington Acquisition Sub, Inc. ("Purchaser"), a Delaware corporation wholly-owned jointly by Mannesmann AG ("Mannesmann") and Olivetti S.p.A. ("Olivetti", and together with Mannesmann, the "Guarantors"). The Merger Agreement provides for, among other things, a cash tender offer by Purchaser to acquire all of the outstanding Shares at a price of $65.75 per Share (the "Tender Offer"), and for a subsequent merger of Purchaser with and into the Company pursuant to which each remaining outstanding Share not purchased in the Tender Offer (other than any Shares held in the treasury of the Company, any shares owned by Purchaser, its subsidiaries or affiliates, or Shares held by a holder who has demanded and perfected his demand for appraisal of his Shares in accordance with Delaware law) will be converted into the right to receive $65.75 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement. Pursuant to a Guarantee, dated December 11, 1998 (the "Guarantee") among the Company, Mannesmann and Olivetti, the Guarantors have guaranteed the certain obligations of the Purchaser pursuant to the Merger Agreement.

    In connection with rendering our opinion, we have reviewed the Merger Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

    We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered terms and conditions of certain recent acquisitions and business combination transactions in the cellular telecommunications industry specifically, and in other industries generally, that we believe to be relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information, including certain terms and conditions of the agreements relevant to the Company's investment in Omnitel-Sistemi Radiocellulari Italiani S.p.A., as we considered appropriate for purposes of this opinion.

    In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available
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Board of Directors
December 11, 1998
Page 2

judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

    It should be noted that in the context of our current engagement by the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company.

    In the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our service, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. In addition, we and our affiliates have provided investment banking services to the Company from time to time and have received customary compensation for such services. We acted as co-manager of the Company's offerings of EURO 235 million (face value) of 9.5% Senior Discount Notes due 2005 and $75 million of 6% Convertible Subordinated Notes due 2005.

    Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

    It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction, and except for inclusion in its entirety in any proxy statement required to be circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $65.75 per Share cash consideration to be received by the shareholders of the Company (other than Purchaser and its affiliates) pursuant to the Tender Offer and the Merger is fair to such shareholders from a financial point of view.

                                    Very truly yours,

                                    /s/ Wasserstein Perella & Co., Inc.

                                    Wasserstein Perella & Co., Inc.